  Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company” or “High Tide”)
Unit 112, 11127 – 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

October 31, 2023.

Item 3: News Release

A news release was issued and disseminated via CNW Group Ltd. d/b/a Canada Newswire on November 1, 2023, a copy of which was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

Effective October 31, 2023, the Company completed a restructuring (the “Debt Restructuring”) of approximately $8.9 million of the Company’s outstanding debt held by a key industry lender (“Key Lender” and together with the Company, the “Parties”) under a senior secured convertible debenture issued on July 23, 2020, as amended, maturing on January 1, 2025 (the “Debenture”) pursuant to a debt restructuring agreement dated July 23, 2020, as amended, entered into between the parties (the “Debt Restructuring Agreement”).

Item 5.1: Full Description of Material Change

Pursuant to the terms of the Debt Restructuring Agreement, the Parties agreed to settle the outstanding structured installment payments, which equaled the aggregate sum of $5,024,546 (the “Outstanding Structured Payment”), in common shares in the capital of High Tide (“High Tide Shares”) at a deemed price of $2.0168 per High Tide Share, to the Key Lender (each an “Installment Share”), subject to prior approval and compliance with the policies of the TSX Venture Exchange (“TSXV”), calculated on basis of a deemed price per High Tide Share equal to the ten (10) day volume-weighted average trading price (in Canadian dollars) of the High Tide Shares on the TSXV (“VWAP”) ending on October 31, 2023. Upon the Outstanding Structured Payment being satisfied in High Tide Shares, the outstanding amount of the Debenture was reduced proportionately.

Future structured payments (“Structured Payments”) have been changed from a quarterly obligation to a semi-annual obligation, and each remaining Structured Payment may be paid in cash or satisfied in free trading High Tide Shares, provided that: (x) High Tide provides the Key Lender thirty (30) days prior written notice of its intention to make a Structured Payment in free trading High Tide Shares; and (y) the Key Lender, at its sole unfettered discretion, does not provide notice to High Tide at least ten (10) days before the applicable Structured Payment is due, that a portion of or all of the applicable Structured Payment is to be paid in cash. If both conditions have been met, subject to prior approval by the TSXV, High Tide shall be entitled to satisfy the applicable Structured Payment, or the remaining portion thereof, through the issuance of Installment Shares, calculated on the basis of a deemed price per High Tide Share equal to the ten (10) day VWAP ending on the day prior to the public announcement of such issuance.

The Installment Shares issued in connection with the Outstanding Structured Payment, and any Installment Shares issued in settlement of any future Structure Payments, shall be subject to certain resale, volume and trading restrictions as agreed by the Parties.

High Tide’s obligations under the Debenture are secured by the assets of High Tide and certain of its subsidiaries (the “Debtors”) pursuant to a subordinated security interest (ranking behind the senior creditors of the Debtors) granted in favour of the Key Lender and such other persons who may from time to time become a party to the security agreement entered into by the parties in connection with the Debt Restructuring.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted: Raj Grover

President, Chief Executive Officer, and Director

T: 403-770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

November 17, 2023.